Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Second Quarter 2019 Financial Results

BEIJING, China, August 16, 2019 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in other countries, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Highlights

•	First half contract sales of 2019 increased 3.4% to RMB6,676.3 million from RMB6,457.0 million in the first half of 2018.

•	Contract sales decreased 20.0% to US$507.4 million from US$633.9 million in the second quarter of 2018 and increased 5.8% from US$479.7 million in the first quarter of 2019.

•	Total revenue increased 71.3% to US$609.4 million from US$355.8 million in the second quarter of 2018 and increased 30.0% from US$468.9 million in the first quarter of 2019.

•	Gross profit increased 45.5% to US$159.2 million from US$109.4 million in the second quarter of 2018 and increased 21.5% from US$131.0 million in the first quarter of 2019.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue decreased to 10.3% from 13.2% in the second quarter of 2018 and decreased from 12.0% in the first quarter of 2019.

•	Net income was US$19.8 million compared to net loss of US$9.3 million in the second quarter of 2018 and net income of US$18.2 million in the first quarter of 2019.

•	Current debt outstanding decreased 33.8% to US$1,207.2 million, or 33.6% of the total debt, from US$1,823.7 million, or 51.9% of the total debt, in the first quarter of 2019.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.19 compared to diluted net loss of US$0.10 per ADS in the second quarter of 2018 and diluted net earnings of US$0.33 per ADS in the first quarter of 2019.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “In the first half of 2019, Xinyuan maintained stable growth and commenced pre-sales of three new projects in China. The total value of contracts signed in the first half was RMB7,323.2 million, representing a 12.0% increase compared to RMB6,537.4 million in the first half of 2018. Thanks to the outstanding sales performance, the company has achieved top- and bottom-line growth despite downward pressure on sales across the industry. In the first half of 2019, total revenue increased 103.5% year over year. Moreover, we were able to reduce SG&A expenses as a percentage of total revenue to 11.0% in the first half from 16.4% in the first half of 2018. As a result, gross profit increased by 96.0% year over year, and net income was US$38.0 million compared to a net loss of US$22.0 million in the first half of 2018. Furthermore, our overseas projects continued to proceed as planned, and presales of our Manhattan project are expected to launch at the end of the fourth quarter of 2019.

“At the same time, we are seeing a lasting impact from changes in the macro-economic environment and stringent government restriction policies on the Chinese housing market. However, we believe that our strategic focus on high quality tier-one and tier-two city projects as well as our strong execution capabilities enable us to further solidify our leading market position and deliver sustainable long-term growth. We remain committed to controlling our financial leverage and maximizing Xinyuan’s financial health. We are also pleased to offer another quarterly dividend payment to our shareholders,” concluded Mr. Zhang.

Second Quarter 2019 Financial Results

Contract Sales

Contract sales in China totaled US$507.4 million in the second quarter compared to US$630.3 million in the second quarter of 2018 and US$478.9 million in the first quarter of 2019.

The Company’s GFA sales in China were 233,200 square meters in the second quarter of 2019 compared to 282,900 square meters in the second quarter of 2018 and 211,400 square meters in the first quarter of 2019.

The average selling price (“ASP”) per square meter sold in China was RMB14,755 (US$2,176) in the second quarter of 2019 compared to RMB14,173 (US$2,226) in the second quarter of 2018 and RMB15,269 (US$2,264) in the first quarter of 2019.

The Company commenced pre-sales of two new projects in the second quarter of 2019, Xinyang Splendid V, Suzhou Gusu Shade II. The presales contributed 5.9% and 3.6% of total GFA sales and total contract sales, respectively.

Breakdown of GFA Sales and ASPs by Project in China

	Q2 2018		Q1 2019		Q2 2019
	GFA	ASP	GFA	ASP	GFA	ASP
Project	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)
Xingyang Splendid II	0.3	9,939	10.2	7,478	3.6	7,330
Jinan Royal Palace	27.4	16,341	1.6	15,661	2.8	14,739
Xuzhou Colorful City	0.8	10,495	-	-	0.7	14,541
Chengdu Thriving Family	1.3	16,011	(0.1)	7,729	-	-
Changsha Xinyuan Splendid	3.7	15,869	-	-	0.1	18,658
Sanya Yazhou Bay No.1	12.0	25,758	0.4	25,615	0.3	38,158
Xi’an Metropolitan	4.5	7,480	0.6	11,253	0.1	12,896
Zhengzhou Xindo Park	0.4	7,560	-	-	0.7	8,661
Jinan Xin Central	9.2	14,073	0.1	13,170	0.1	18,954
Henan Xin Central I	1.0	15,342	0.1	14,887	0.7	7,942
Zhengzhou Fancy City I	1.2	10,989	(1.4)	15,073	0.5	13,714
Zhengzhou Fancy City II (South)	0.8	14,103	(0.1)	12,660	(0.1)	9,469
Tianjin Spring Royal Palace I	0.1	16,294	-	-	-	-
Zhengzhou International New City I	6.0	25,102	-	-	-	-
Henan Xin Central II	6.2	12,351	-	-	0.1	15,932
Xingyang Splendid III	13.2	7,934	0.4	7,046	0.3	8,091
Zhengzhou International New City II	1.7	13,671	-	-	0.5	18,997
Zhengzhou Fancy City II (North)	35.3	9,801	3.5	9,838	2.8	9,884
Tianjin Spring Royal Palace II	11.5	14,124	8.1	12,670	10.8	13,496
Zhengzhou International New City III D	29.6	14,282	(0.1)	14,461	0.6	14,045
Zhengzhou Hangmei International Wisdom City I	16.2	7,195	2.3	7,144	1.8	6,845
Zhengzhou International New City III B	51.3	13,996	0.8	13,262	0.7	15,174
Chengdu Xinyuan City	-	-	33.1	9,511	2.7	7,585
Kunshan Xinyu Jiayuan	-	-	5.5	24,208	13.0	23,660
Xingyang Splendid IV	-	-	1.0	7,027	0.3	7,326
Suzhou Suhe Bay *	-	-	30.0	21,680	8.5	21,461
Zhengzhou Hangmei International Wisdom City II	-	-	0.5	7,350	9.3	7,394
Qingdao Royal Dragon Bay	-	-	15.3	20,285	28.8	19,797
Jinan Royal Spring Bay	-	-	2.7	9,201	4.0	8,777
Xinyuan Golden Water View City-Zhengzhou	-	-	19.0	18,817	8.3	19,740
Zhengzhou Fancy City III	-	-	20.5	12,637	8.5	12,729
Zhengzhou International New City III C	-	-	17.3	12,260	15.7	12,459
Zhengzhou International New City IV A12	-	-	24.8	14,254	34.8	14,224
Zhengzhou International New City IV B10	-	-	7.9	13,969	15.5	10,698
Suzhou Galaxy Bay	-	-	2.4	13,790	34.6	14,227
Suzhou Gusu Shade I	-	-	0.8	36,262	5.6	37,678
Dalian International Health Technology Town I	-	-	0.1	13,618	0.4	10,421
Xingyang Splendid V	-	-	-	-	13.1	7,629
Suzhou Gusu Shade II **	-	-	-	-	0.6	38,893
Others	49.2	-	4.1	-	2.4	-
Total	282.9	14,173	211.4	15,269	233.2	14,755

* The Company owns 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd., which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

Revenue

In the second quarter of 2019, the Company’s total revenue increased 71.3% to US$609.4 million from US$355.8 million in the second quarter of 2018 and increased 30.0% from US$468.9 million in the first quarter of 2019.

Gross Profit

Gross profit for the second quarter of 2019 was US$159.2 million, or 26.1% of total revenue, compared to a gross profit of US$109.4 million, or 30.7% of total revenue, in the second quarter of 2018 and a gross profit of US$131.0 million, or 28.0% of total revenue, in the first quarter of 2019.

Selling, General and Administrative Expenses

SG&A expenses were US$63.0 million for the second quarter of 2019 compared to US$47.0 million for the second quarter of 2018 and US$56.1 million for the first quarter of 2019. As a percentage of total revenue, SG&A expenses were 10.3% compared to 13.2% in the second quarter of 2018 and 12.0% in the first quarter of 2019.

Net Income

Net income for the second quarter of 2019 was US$19.8 million compared to net loss of US$9.3 million for the second quarter of 2018 and net income of US$18.2 million for the first quarter of 2019. Net margin was 3.3% compared to negative 2.6% in the second quarter of 2018 and 3.9% in the first quarter of 2019. Diluted net earnings per ADS were US$0.19 compared to diluted net loss of US$0.10 per ADS in the second quarter of 2018 and diluted net earnings of US$0.33 per ADS in the first quarter of 2019.

Balance Sheet

As of June 30, 2019, the Company’s cash and cash equivalents (including restricted cash) decreased to US$1,021.8 million from US$1,127.2 million as of March 31, 2019.

Total debt outstanding was US$3,595.0 million, which reflects an increase of US$81.2 million from US$3,513.8 million at the end of the first quarter of 2019. The balance of the Company’s real estate properties under development at the end of the second quarter of 2019 was US$3,844.0 million compared to US$4,002.0 million at the end of the first quarter of 2019.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the second quarter of 2019.

	GFA
	(m2 ’000s)
Project	Total Active Projects	Sold through June 30, 2019	Unsold as of June 30, 2019
Xingyang Splendid II	136.9	97.5	39.4
Jinan Royal Palace	449.6	431.7	17.9
Xuzhou Colorful City	130.8	122.2	8.6
Chengdu Thriving Family	203.4	198.0	5.4
Changsha Xinyuan Splendid	251.7	249.0	2.7
Sanya Yazhou Bay No.1	117.6	101.4	16.2
Xi’an Metropolitan	286.0	269.7	16.3
Zhengzhou Xindo Park	134.1	132.7	1.4
Jinan Xin Central	194.4	183.5	10.9
Henan Xin Central I	262.2	253.2	9.0
Zhengzhou Fancy City I	166.7	159.4	7.3
Zhengzhou Fancy City II (South)	84.1	81.7	2.4
Tianjin Spring Royal Palace I	139.7	131.3	8.4
Zhengzhou International New City I	360.7	338.5	22.2
Henan Xin Central II	109.5	103.9	5.6
Xingyang Splendid III	121.1	116.6	4.5
Zhengzhou International New City II	176.0	163.7	12.3
Zhengzhou Fancy City II (North)	108.7	90.9	17.8
Tianjin Spring Royal Palace II	144.6	72.1	72.5
Zhengzhou International New City III D	46.1	44.2	1.9
Zhengzhou Hangmei International Wisdom City I	64.7	54.9	9.8
Zhengzhou International New City III B	118.8	117.7	1.1
Chengdu Xinyuan City	742.0	109.9	632.1
Kunshan Xinyu Jiayuan	107.9	42.1	65.8
Xingyang Splendid IV	22.0	22.0	-
Suzhou Suhe Bay *	62.6	62.5	0.1
Zhengzhou Hangmei International Wisdom City II	68.8	24.0	44.8
Qingdao Royal Dragon Bay	157.3	64.6	92.7
Jinan Royal Spring Bay	116.8	24.9	91.9
Xinyuan Golden Water View City-Zhengzhou	331.5	63.2	268.3
Zhengzhou Fancy City III	80.6	45.8	34.8
Zhengzhou International New City III C	79.9	61.6	18.3
Zhengzhou International New City IV A12	198.4	68.9	129.5
Zhengzhou International New City IV B10	92.3	23.4	68.9
Suzhou Galaxy Bay	76.5	61.3	15.2
Suzhou Gusu Shade I	12.0	6.6	5.4
Dalian International Health Technology Town I	103.8	1.3	102.5
Xingyang Splendid V	80.5	13.1	67.4
Suzhou Gusu Shade II **	14.3	0.6	13.7
Others	42.1	-	42.1
Total active projects	6,196.7	4,209.6	1,987.1

* The Company owns 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd., which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

As of June 30, 2019, the Company’s total saleable GFA was approximately 5,224,600 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA as of June 30, 2019 (m2 ’000s)	Pre-sales Scheduled
Tongzhou Xinyuan Royal Palace-Beijing	102.3	To be determined
Xinyuan Chang’an Royal Palace-Xi’an	226.0	To be determined
Zhengzhou International New City Land Bank (all land is grouped together and will be developed gradually)	1,300.3	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal-Qingdao	380.0	To be determined
Zhengzhou Hangmei Project Land Bank (all land is grouped together and will be developed gradually)	191.1	To be determined
Wuhan Hidden Dragon Royal Palace (old name: Wuhan Canglong Royal Palace)	185.0	To be determined
Dalian International Health Technology Town II	34.4	To be determined
Huzhou Silk Town *	144.1	2019 Q3
Xingyang Splendid New Project	147.5	To be determined
Foshan Xinchuang AI International Science and Technology Innovation Valley	456.8	To be determined
Total projects under planning	3,237.5
Total active projects	1,987.1
Total of all Xinyuan unsold projects in China	5,224.6

* The Company owns 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

Update on Real Estate Projects in the United States

As of June 30, 2019, a total of 177 units out of 216 units were sold and closed at the Company’s Oosten project in Brooklyn, New York City, with total revenue from this project reaching US$260.1 million.

During the second quarter, the Company completed superstructure construction and closed out 90% of the external wall and windows for the Hudson Garden project, BLOOM ON FORTY FIFTH, in the Hell’s Kitchen area of Manhattan, New York City. During the past year, the design drawings were optimized, increasing the number of units from 82 to 92. Of the 38,000 square feet of retail/commercial space, a total of 29,000 square feet have been leased to the U.S. department store retailer Target for a 20-year term. The offering plan was approved in the first quarter of 2019, and the launch of presales is expected to begin in the end of the fourth quarter of 2019.

The Company continued to execute on the planning, governmental approvals, and pre-development activities of its ground-up project, the RKO, in Flushing, New York City. During the past year, the Landmark Preservation Committee approved the Company’s landmark protection plan relating to the landmarked theater on site and awarded the Company a Certificate of Appropriateness. Landmark artifact removal was completed at the end of February 2019, and the artifacts are currently stored in a warehouse for restoration work.

Real Estate Project Update in the United Kingdom

During the second quarter of 2019, the structural frame of the Company’s Madison project in London was completed, reaching a significant milestone for the delivery of the project. Construction remains on track for completion in 2020.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 134 apartments have been sold.

Business Outlook

For the full year of 2019, the Company expects an increase in contract sales of about 10% and an increase in consolidated net income of 15% to 20% over 2018.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on August 16, 2019, to discuss its second quarter 2019 results. Listeners may access the call by dialing:

US Toll Free: 1-800-458-4121

International: 1-323-794-2597

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through August 23, 2019, by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 5806910

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Mr. William Zima

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Total revenue	609,439	468,853	355,832

Total costs of revenue	(450,224)	(337,804)	(246,452)
Gross profit	159,215	131,049	109,380

Selling and distribution expenses	(20,633)	(19,406)	(14,135)
General and administrative expenses	(42,343)	(36,644)	(32,888)

Operating income	96,239	74,999	62,357

Interest income	4,964	4,085	7,100
Interest expense	(28,384)	(24,306)	(24,704)
Net realized (loss) /gain on short-term investments	(333)	1,171	474
Unrealized gain/ (loss) on short-term investments	838	-	(696)
Other (expense)/ income	(867)	94	(1,037)
Net loss on debt extinguishment	(1,955)	(4,589)	-
Exchange (loss)/ gain	(4,354)	3,545	(22,518)
Share of loss of equity investees	(1,702)	(1,600)	(3,227)

Income from operations before income taxes	64,446	53,399	17,749

Income taxes	(44,621)	(35,209)	(27,046)

Net income/(loss)	19,825	18,190	(9,297)
Net (income) /loss attributable to non-controlling interest	(9,171)	1,419	2,506
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	10,654	19,609	(6,791)

Earnings/(loss) per ADS:
Basic	0.19	0.33	(0.10)
Diluted	0.19	0.33	(0.10)
ADS used in computation:
Basic	57,003	58,911	64,803
Diluted	57,371	59,325	65,877

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2019	2018
	(unaudited)	(unaudited)
Total revenue	1,078,292	529,929

Total costs of revenue	(788,028)	(381,846)
Gross profit	290,264	148,083

Selling and distribution expenses	(40,039)	(26,309)
General and administrative expenses	(78,987)	(60,481)

Operating income	171,238	61,293

Interest income	9,049	13,450
Interest expense	(52,690)	(54,489)
Net realized gain on short-term investments	838	1,711
Unrealized gain/ (loss) on short-term investments	838	(937)
Other expense	(773)	(830)
Loss on extinguishment of debt	(6,544)	-
Exchange loss	(809)	(10,879)
Share of loss of equity investees	(3,302)	(4,149)

Income from operations before income taxes	117,845	5,170

Income taxes	(79,830)	(27,187)

Net income/(loss)	38,015	(22,017)
Net (income)/ loss attributable to non-controlling interest	(7,752)	4,821
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	30,263	(17,196)

Earnings/(loss) per ADS:
Basic	0.52	(0.27)
Diluted	0.52	(0.26)
ADS used in computation:
Basic	57,950	64,803
Diluted	58,309	66,082

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	666,057	761,190	674,142
Restricted cash	355,776	366,008	511,875
Short-term investments	838	-	8,442
Accounts receivable	73,158	44,473	64,130
Other receivables	176,299	171,271	166,633
Deposits for land use rights	22,546	46,038	42,254
Other deposits and prepayments	297,863	258,490	257,288
Advances to suppliers	51,550	47,909	46,983
Real estate properties development completed	714,651	623,871	632,360
Real estate properties under development	3,843,980	4,001,981	4,068,716
Amounts due from related parties	313,532	257,625	216,184
Amounts due from employees	2,955	4,315	1,694
Other current assets	1,334	602	520

Total current assets	6,520,539	6,583,773	6,691,221

Real estate properties held for lease, net	297,565	305,897	302,764
Property and equipment, net	35,725	37,512	38,114
Long-term investment	552,312	566,816	564,340
Deferred tax assets	206,511	241,823	230,453
Deposits for land use rights	21,819	22,276	21,855
Amounts due from related parties	24,632	27,289	26,122
Contract assets	20,316	16,292	21,779
Operating lease right-of-use assets	12,920	14,039	-
Other assets	131,910	135,710	137,063

TOTAL ASSETS	7,824,249	7,951,427	8,033,711

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	833,073	704,397	790,631
Short-term bank loans and other debt	35,901	27,326	43,711
Customer deposits	1,573,859	1,827,630	1,921,851
Income tax payable	165,737	198,148	213,273
Other payables and accrued liabilities	340,145	341,919	341,108
Payroll and welfare payable	16,529	12,812	33,752
Current portion of long-term bank loans and other debt	1,207,191	1,823,724	1,647,918
Current maturities of lease obligations	12,320	12,604	6,562
Mandatorily redeemable non-controlling interests	6,905	22,892	22,559
Amounts due to related parties	32,224	41,204	48,502

Total current liabilities	4,223,884	5,012,656	5,069,867

Non-current liabilities
Long-term bank loans	732,874	790,267	720,039
Other long-term debt	1,619,007	872,468	1,040,455
Deferred tax liabilities	393,541	412,354	370,509
Unrecognized tax benefits	58,922	45,939	45,939
Lease obligations, net of current maturities	13,645	16,530	10,015
Amounts due to related parties	28,879	32,537	31,242
TOTAL LIABILITIES	7,070,752	7,182,751	7,288,066

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(104,233)	(97,934)	(87,639)
Additional paid-in capital	533,366	532,641	532,117
Statutory reserves	166,501	166,501	166,496
Retained earnings	117,904	112,660	99,502
Accumulated other comprehensive loss	(32,957)	(10,409)	(30,122)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	680,597	703,475	680,370

Non-controlling interest	72,900	65,201	65,275
Total equity	753,497	768,676	745,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,824,249	7,951,427	8,033,711